WARPSPEED TAXI INC.

9436 W. Lake Mead Blvd., Ste. 5-53

Las Vegas NV 89134-8340

Telephone: 702-805-0632

Email: info@warpspeedtaxi.com

March 5, 2021

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Attention: Taylor Beech, Esq.

Dear Ms. Beech:

Re:	Request for Acceleration

Registration Statement on Form S-1 - File Number 333-252505

In accordance with Regulation C, Rule 461, we hereby request acceleration of the effective date of our registration statement on Form S-1, as amended, such that it be deemed effective on Tuesday, March 9, 2021 at 3:00pm (Eastern time), or as soon as practicable thereafter.

We are aware of our obligations under the Act in this regard and acknowledge that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve us from our full responsibility for the adequacy or accuracy of the disclosure in our filing; and

3.	we may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Mohamed Irfan Rafimiya Kazi

Mohamed Irfan Rafimiya Kazi, President and C.E.O.

WarpSpeed Taxi Inc.